UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

TABLE OF CONTENTS

Press Release dated November 13, 2006

SILVANO CASSANO LEAVES HIS OFFICE AS MANAGING DIRECTOR OF BENETTON GROUP AND REMAINS ON THE BOARD OF DIRECTORS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: November 13, 2006

SILVANO CASSANO LEAVES HIS OFFICE AS

MANAGING DIRECTOR OF BENETTON GROUP

AND REMAINS ON THE BOARD OF DIRECTORS

Ponzano, November 13, 2006 - Benetton Group communicates that the managing director Silvano Cassano has today resigned from his office.

Silvano Cassano, who has carried out and completed the three year rationalisation and reorganisation phase set out in his mandate, will however continue to be a member of the Board of Directors.

As planned, the new managing director, whose name will be communicated shortly, will have among his objectives the development of foreign markets, with particular attention to growth in Asia and other areas with a rapid demographic growth.

Benetton Group also communicates that Pier Francesco Facchini, financial director of the Group, has left his position for personal reasons. His functions have been assigned within the managerial structure.

The company thanks Messrs. Cassano and Facchini for their achievements and extends its very best wishes for their future careers.

For further information and contacts:

Media

0039 0422519036

www.benettongroup.com/press

Investor Relations

0039 0422519412

www.benettongroup.com/investors